NEWS RELEASE

Augusta Announces New In-Pit Copper Zone Drill Results
 – Signs Letter of Award for Mill Drives

DENVER, CO, April 8, 2008 - Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta” or the “Company”) is pleased to announce an update of results from its ongoing exploration program at the Rosemont Copper project near Tucson, Arizona. The assay results are from five holes drilled in an area of what was previously designated as waste in the current feasibility study pit design. The results summarized below also include results from a sixth hole drilled earlier for geotechnical information (also see accompanying drill hole location map attached to press release posted at www.augustaresource.com):

Drill Hole	From (feet)	To (feet)	Interval (feet)	Interval (meters)	%Cu	%Mo	Opt Ag
1 (Vert)	0	615	615	187.4	0.42	0.008	NA
2 (Vert)	15	184	169	51.5	1.06	NA	NA
3 (Angle)	260	755	495	150.9	0.63	0.005	0.11
4 (Angle)	0	120	120	35.6	0.19	NA	NA
4 (Angle)	410	515	105	32.0	0.27	0.001	0.10
4 (Angle)	620	665	45	13.7	0.28	0.010	0.10
5 (Angle)	330	800	470	143.3	0.39	0.006	0.06
6 (Vert)	0	235	235	71.6	0.32	NA	NA

Mike Clarke, Vice-President of Exploration states, “We are very encouraged by these results. They confirm the exploration target concept and promise to lead quickly to an expansion of the present in-pit reserves as well as to the discovery of additional resources beyond the pit.”

These holes complete the initial phase of an exploration program targeting a previously unrecognized faulted extension of the main Rosemont deposit. The in-pit portion of this target is located immediately west of the main Rosemont deposit. This new zone consists of the original western edge of the Rosemont deposit that has been faulted and displaced to the north and not previously drilled.

The Phase 1 exploration program has focused on verifying an updated geological model based on recent geophysical surveys and mapping. With the receipt of these positive results, Phase 2 of the program will now focus on infill drilling to accomplish the definition of an expanded mineral resource and mineral reserve update by Q4 2008. The objective of the program is to increase the existing reserve as well as convert in-pit waste to mineral reserve. The net effect should be to reduce the stripping ratio of the presently designed feasibility pit.

The same faulted extension is also the subject of an exploration drilling program located north of the present design pit to test the down-dip extension of mineralization mined historically in the Narrangansett area. Mineralization in this area is hosted by the Abrigo and Martin carbonate rock units proven to be highly favorable hosts of high-grade mineralization elsewhere in Arizona. The target beneath Narrangansett is deep, high-grade mineralization amenable to underground mining.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Qualified Person
These drill results have been prepared under the guidance and supervision of Mike Clarke, VP Exploration for Augusta Resource. Dr. Clarke, who is the designated Qualified Person, has a Ph.D. in Geology, over thirty years of international industry experience and the ability and authority to verify the data herein.

Letter of Award for Mill Drives
Augusta’s wholly owned subsidiary, Rosemont Copper Company, has signed a Letter of Award for approximately US$42 million with ABB Switzerland Ltd. (“ABB”) for the supply of three gearless mill drives needed for the construction of the Rosemont Copper mine near Tucson, Arizona. These drives will be installed on the Polysius supplied mills ordered back in December 2007. ABB’s scope of supply includes a 16 MW gearless mill drive system for a 36’ diameter SAG mill and two 16MW gearless mill drive systems for 26’ diameter ball mills.

Hanspeter Erb, Head of ABB Switzerland Drives Applications, said, "Quality teamwork and customer service are decisive when driving the heart of any mining operation. The ABB and Polysius worldwide experience come together for this important Rosemont investment in superior efficiency, reliability and output."

ABB ( www.abb.com ) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering the environmental impact. The ABB Group of companies operates in approximately 100 countries and employs more than 110,000 people.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta Resource Corporation is a base metals company focused on advancing the Rosemont Copper deposit located near Tucson, Arizona. Rosemont currently hosts a 7.2 billion pound copper resource that will account for 10% of US copper output once in production in 2011. The deposit contains an additional 180 million pounds of molybdenum and 75 million ounces of silver. A robust feasibility study was completed in August 2007, and the Company is now working through the National Environmental Policy Act permitting process. The exceptional experience and strength of our management team, combined with the developed infrastructure and robust economics of this project, will propel Augusta to become a solid mid-tier copper producer within the next three years. The company is traded on the American Stock Exchange and the Toronto Stock Exchange under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President & CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0134	Phone: 604-638-2002
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Gil Clausen”
______________________
Gil Clausen President and CEO

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Rosemont Project
2008 DDH Program – 1st Phase, In-Pit Drilling

Narragansett
Area
Helvetia Peak
Intrusive
Strong Hydrothermal
Alteration West of
BackboneFault
Rosemont Design Pit
N
0
5,000'
0
1,500m
DDH 1 & 2
DDH 6
DDH 5
DDH 3
DDH 4
Rosemont
Intrusive
Existing DDH's
Backbone
Fault

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 4, 2008. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com